Exhibit 99.1

Webuy Global Ltd. Reports FY2024 Results and Achieves First-Ever Quarterly Profit

Singapore, April 21, 2025 – Webuy Global Ltd. (OTC: WBUY), a technology-driven community e-commerce and travel platform in South East Asia, today announces that on April 21, 2025, the Company filed its 2024 annual report (Form 20-F) with the U.S. Securities and Exchange Commission. The report is available at www.sec.gov and the Company’s investor relations website.

Key FY2024 Highlights

●	Achieved first group-level profit in Q4 2024, marking a major turnaround milestone

●	Annual revenue of $58.3 million, supported by stable performance in core verticals

●	Operating expenses reduced by 30%, driven by tighter cost control

●	Reverse stock split completed in April 2025, positioning the Company for potential Nasdaq relisting

●	AI-driven tools deployed across operations, enhancing customer experience and scalability

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy, commented, “2024 was a pivotal year for Webuy, shaped by resilience, disciplined execution, and steady progress. Despite challenges, our team remained focused to operational improvement and long-term priorities. Most notably, we achieved group-level profitability in the fourth quarter for the first in our history, reflecting the impact of our shift toward higher-margin verticals, leaner operations, and strategic cost control.”

“We streamlined our cost base by over 30%, redeployed resources toward scalable businesses such as travel, and strengthened our platform with AI-driven tools to improve customer interaction and efficiency. At the same time, we overcame various hurdles in regulatory hurdles and completed a 1-for-120 reverse stock split in April 2025 — a key milestone that now positions us for a potential relisting on Nasdaq.”

“Our profitability milestone in Q4 represents more than a financial result, but it reflects the resilience of our business model and sustained efforts of our tea,. Looking ahead to 2025, we remain committed to strengthening our fundamentals, enhancing customer engagement, and delivering long-term returns to our shareholders.”

About Webuy Global Ltd.

Webuy Global Ltd. is a forward-thinking, technology-driven company aimed at becoming the leading e-commerce and travel platform in Southeast Asia. Leveraging advanced AI technologies, the Company enhances its 'group buy' model by providing personalized recommendations, predictive demand analytics, and seamless community interactions. In addition, Webuy integrates AI-powered travel solutions, such as its proprietary AI Travel Consultant, to deliver personalized itineraries, group travel planning, and real-time support. These innovations streamline the traditional supply chain, foster a community-driven shopping experience, and simplify travel planning for its users. Webuy is committed to improving the lives of millions of families in Southeast Asia with high-quality, affordable products, services, and travel experiences. For more information, visit https://www.webuysg.com/Investor/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Singapore and Indonesia and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.